Exhibit 1(5)(d)

                    MUTUAL OF AMERICA LIFE INSURANCE COMPANY
               320 PARK AVENUE, NEW YORK, NY 10022 (212) 224-1600

                    LEVEL TERM INSURANCE ON CHILDREN BENEFIT

This rider is attached to and made part of the policy as of the Issue Date shown below.

In accordance with the provisions of this rider and of the policy to which it is a part, if a Child dies (a) prior to his or her twenty-first birthday and (b) prior to the Policy Anniversary on which the insured's Attained Age equals 65, while the policy is in force, we will pay the Level Term Insurance on Children Benefit to the insured.

For purposes of this rider, the following additional terms are here defined:

Child

Any child born to or legally adopted by the insured, or any stepchild of the insured, who is named in the application for this rider and is at least 14 days old or becomes 14 days old and has not yet reached his or her nineteenth birthday; and any child born to or legally adopted by the insured, or any stepchild of the insured, after the date of application, who becomes 14 days old and, at date of adoption, has not yet reached his or her nineteenth birthday.

Level Term Insurance on Children Benefit

The amount of benefit that is payable in the event a Child dies (a) prior to his or her twenty-first birthday and (b) prior to the Policy Anniversary on which the insured's Attained Age equals 65, while the policy is in force. The amount of benefit is shown in the application for this rider. The benefit will be payable upon receipt at our Processing Office of due proof of the Child's death, satisfactory to us.

PAID-UP TERM LIFE INSURANCE

If the insured dies while this rider is in force, this rider will automatically be changed to non-participating paid-up term life insurance for each Child. The same amount of paid-up life insurance as is provided by the Level Term Insurance on Children Benefit for that Child will be provided to that Child's twenty-first birthday. We will pay such paid-up term life insurance to the first surviving class of the following beneficiaries: (a) to the Child's surviving parents in equal shares; or (b) to the child's surviving brothers and sisters in equal shares; or (c) to the executor or administrator of the Child's estate.

Cash values and reserves of the paid-up term life insurance will be based on the 1980 Commissioners Standard Ordinary (non-smoker and smoker distinct) Tables and 3% interest.

CONVERSION

Any Level Term Insurance on Children Benefit which terminates under the provisions of this rider, as well as any such insurance on a Child who marries, may be converted to any plan of whole life insurance as then issued by us, as follows:

(a) Insurance on each Child may be converted (i) on that Child's twenty-first birthday or (ii) on the Policy Anniversary on which the insured's Attained Age equals 65.

(b) A written request for conversion of any terminating insurance and payment of the required premium must be received at our Processing Office before, or within 31 days after, the date allowed for conversion, as indicated in
      (a) above. The terminating insurance will not be in force during the 31-day period following the date allowed for conversion.

(c) The face amount of each new policy may not be less than our published minimum for the plan of whole life insurance selected nor greater than five times the amount of this rider's Level Term Insurance on Children Benefit. We will offer for conversions at least one policy with coverage as low as $1,000. Any new policy's suicide exclusion and contestability periods will not continue beyond two years of the effective date of the Child's coverage under this rider.

(d) Each new policy will become effective on the date of conversion, as indicated in (a) above.


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(e)   The premium for each new policy will be at our published rate for the plan of whole life insurance selected at the time of conversion. The premium class indicated in the policy specifications and the age of the Child on the date of conversion will be used to determine this rate.

CONSIDERATION

We have issued this rider in consideration of the application and payment of the premiums. A copy of the application is attached to the policy. The premium is shown as part of the scheduled premium in the policy specifications and is payable as provided in the policy. When this rider terminates, the part of the premium that provides this benefit will no longer be payable.

TERMINATION

This rider will automatically terminate, upon the earliest of the following events:

(a) if the required premium for this rider remains unpaid after the end of the grace period;

(b)   on the date the policy is surrendered;

(c)   on the date the policy terminates; or

(d)   on the Policy Anniversary on which the insured's Attained Age equals 65.

Insurance on a Child under this rider will automatically terminate on such Child's twenty-first birthday.

REINSTATEMENT

In addition to the policy provisions relating to reinstatement, this rider may be reinstated only if each Child continues to be insurable by our standards.

INCONTESTABILITY

The insurance issued under this rider will not be contestable after it has been in force during the insured's lifetime for two years from the effective date of this rider.

CANCELLATION

Upon written request by you, the policy owner, this rider may be canceled on the next Monthly Anniversary Day after such request is received at our Processing Office.

This rider executed at New York, N.Y. this _____________ day of ________________ in the year _____.


                                            MUTUAL OF AMERICA
                                            LIFE INSURANCE COMPANY


                                                          /s/Mary-Clare Swanke
                                                  -----------------------------
                                            Title:        Vice President


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